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                                                   EDAC Technologies Corporation
                                                   1806 New Britain Ave.
                                                   Farmington, CT  06032
                                                   860-677-2603
                                                   Fax 860-674-2718


July 20, 2005

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Securities and Exchange Commission
         Letter dated June 24, 2005
         EDAC Technologies Corporation   File No. 0-14275
         Form 10-K for the year ended January 1, 2005
         Form 10-Q for the Quarterly Period Ended April 2, 2005

Dear Mr. Joseph Foti:

         The following are the responses of EDAC Technologies Corporation ("the Company") to the comments in the Securities and Exchange Commission ("SEC") Staff's comment letter dated June 24, 2005 (the "Comment Letter" relating to the Company's Form 10-K for the year ended January 1, 2005 (the "Form 10-K") and the Company's Form 10-Q for the quarter ended April 2, 2005 (the "Form 10-Q"). The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

         Thank you for extending the due date of our response to July 20th in the July 11th phone conversation between EDAC's Mr. Purple and Mr. Sears of your office.

Selected Financial Information

1. Proposed additional disclosure to the Selected Financial Information:

         Net income (loss) amounts include the following items (amounts in thousands): 2004, a tax benefit due to a reduction to the Company's income tax valuation allowance in the amount of $1,432, an additional tax benefit due to the determination of an income tax receivable in the amount of $331 and a gain on debt forgiveness of $250; 2003, a gain on debt restructuring in the amount of $7,253; 2002 a charge to income due to the cumulative effect of adoption of SFAS No. 142 in the amount of $10,381 and a write-down for certain land, building and equipment held for sale in the amount of $692; 2001,




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a gain on debt restructuring in the amount of $4,224; 2000, a charge to income due to the cumulative effect of adoption of SAB 101 in the amount of $224.

         Revenues declined significantly from 2001 to 2002 due to a rapid decline in the ground based turbine and commercial jet engine markets.

         Total assets declined significantly from 2001 to 2002 due to the charge to income in the 1st quarter of 2002 of the cumulative effect of adoption of SFAS No. 142 in the amount of $10,381.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2. Proposed additional disclosure to the Results of Operations section of the Management Discussion and Analysis and Results of Operations:

Sales and sales increases for 2004 compared to 2003 by product line were as follows (in thousands):

    Product Line                           2004           2003          Change
---------------------                   ----------     ----------     ----------
Precision Aerospace                     $    9,070     $    7,644     $    1,426

Gros-Ite Spindles                            3,294          3,153            141

Apex Machine Tool Co.                       20,883         14,880          6,003
                                        ----------     ----------     ----------

Total                                   $   33,247     $   25,677     $    7,570
                                        ==========     ==========     ==========


         Sales for the Precision Aerospace product line increased $1,426,000, or 18.7%, to $9,070,000 in 2004 compared to $7,644,000 in 2003. This increase is due primarily to increased large commercial jet engine demand in 2004. Conditions in the aerospace industry improved in 2004 resulting in increased sales for the industry compared to 2003. Industry forecasts for the aerospace industry for 2005 indicate continued improvement and increased sales for the industry for 2005. The Company believes that the industry demand will continue to increase for large commercial engines and has planned over $1 million in capital expenditures for 2005 to increase its machining capacity for large commercial jet engine parts.

         While the Precision Aerospace product line sales increased, sales of non-jet engine parts to aerospace customers decreased in 2004 compared to 2003 resulting in the decrease of $565,000 in sales to aerospace customers. This decrease was due to a reduction in demand on a tooling program from one of the Company's aerospace customers. The Company believes, based on indications from this customer, that tooling demand from this customer in 2005 will be consistent with 2004.

         Sales for the Apex Machine Tool Co. product line increased $6,003,000, or 40.3%, to $20,883,000 in 2004 compared to $14,880,000 in 2003. This increase is due to





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increased demand on certain tooling programs from a customer in the consumer products industry, offset by a decrease in demand for tooling from an aerospace customer. Projections from the Company's consumer products customer and aerospace customers indicate that both markets will have a steady level of demand for 2005 compared to 2004.

         Sales for the Gros-Ite Spindle product line increased $141,000, or 4.5%, to $3,294,000 in 2004 compared to $3,153,000 in 2003. This product line consists of both the sales of new spindles and the repair of all brands of spindles. The increase in sales was due to increased demand for both new spindles and the repair of spindles from customers in the automotive industry. The Company believes that the demand will remain steady in 2005 based on indications from its customers.

3. Proposed additional disclosure to the Results of Operations section of the Management Discussion and Analysis and Results of Operations:

         In the 4th quarter 2004, the Company recorded sales of $596 for delivery on an order for a large quantity of a certain military jet engine part, and $564 for tooling delivered on a certain contract. Both contracts were with the Company's largest aerospace customer. Production on both of these orders commenced early in the third quarter of 2004 with delivery being made and the sale recorded in the 4th quarter. Based on discussions held with the customer, the Company anticipates orders in 2005 from the customer for the same jet engine part, but not at the quantity ordered in 2004, due to the customer's requirements.

Note G - Income Taxes, page 28

4. We confirm that we will expand our disclosures in the "Critical Accounting Policies and Estimates" section to include information similar to that provided in our response to your prior letter.

         Proposed additional disclosure to the "Critical Accounting Policies and Estimates" section:

         In determining the portion of the deferred tax asset balance the Company will "more likely than not realize", the Company considered the following factors and assumptions:

         a) The trend of earnings has been toward increased profitability for the past two years. We assume that this trend will continue.

         b) The significant loss for 2002 was very unusual in that it resulted from a 42% decrease in sales from 2001 due the rapid decline of the ground-based turbine market and the commercial jet engine market. We assume that this type of occurrence will not repeat.

         c)       We assume projected operating profitability for 2005.

         d) Debt in the amount of $750,000 will be forgiven on April 1, 2005, for which a $293,000 deferred tax asset has been recorded.



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Note I - Segment Information, page 29

5. Proposed additional disclosure to Note I of the Notes to the Financial
Statements:

         Net sales for fiscal 2004, 2003 and 2002 by product line are as follows (in thousands):


                                           2004           2003           2002
                                        ----------     ----------     ----------
Net sales:

  Apex Machine Tool                         20,883         14,880         12,200
  Precision Aerospace                        9,070          7,644         10,830
  Gros-Ite Spindles                          3,294          3,153          2,820
                                        ----------     ----------     ----------

    Total                                   33,247         25,677         25,850


Form 10-Q for the period April 2, 2005

6. We confirm that we will address your comments in our 10-Q filings where applicable.

Condensed Consolidated Statements of Cash Flows

7. The refinancing of debt held with the our former primary lender with financing from Banknorth N.A. was not included in the statement of cash flows as it did not result in cash receipts or cash payments. We also did not include the refinancing as supplemental information regarding non-cash financing activities in accordance with paragraph 32 of SFAS No. 95, since the refinancing exchanged debt for debt. Therefore we believe that a revision is not necessary.

Other

8. The proposed additional disclosures are included under each number above.

         The Company acknowledges the following with the Commission:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings.

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and



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         o        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Sincerely,

                                           /s/Dominick A. Pagano
                                           Dominick A. Pagano
                                           President and Chief Executive Officer


cc: Mr. Glenn L. Purple